----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  1 of 20
----------------------------                       -----------------------------


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

  Information to be Included in Statements Filed Pursuant to Rule 13d 1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________)*

                              coolsavings.com inc.
                                (Name of Issuer)

                         Common Stock, without par value
                         (Title of Class of Securities)

                                   216485 10 2
                                 (CUSIP Number)

                               Rachel Friedenberg
                        Jaffe, Raitt, Heuer & Weiss, P.C.
                         One Woodward Avenue, Suite 2400
                                Detroit, MI 48226
                                 (313) 961-8380
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 17, 2001
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  2 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Steven M. Golden
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      334,000
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     334,000
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  3 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Steven M. Golden Revocable Living Trust dated 3/3/98; Steven M. Golden as Trustee
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      4,382,315
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     4,382,315
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     00
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  4 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Steven M. Golden L.L.C.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      172,500
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     172,500
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  5 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Matthew Moog
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      64,500
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     64,500
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  6 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Moog Investment Partners LP
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      238,268
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     238,268
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  7 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Hugh R. Lamle
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      57,500
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     57,500
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  8 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     HLBL Family Partners LP
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      1,004,023
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     1,004,023
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page  9 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Hugh and Betsy Lamle Foundation
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      1,500
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     1,500
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page 10 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     PPOM Holdings, LP
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      139,700
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     139,700
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page 11 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Richard H. Rogel Revocable Living Trust dated 3/21/90
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      7,156,413
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     7,156,413
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

----------------------------                       -----------------------------
CUSIP No. 216485 10 2                 13D                          Page 12 of 20
----------------------------                       -----------------------------


--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Tomay Charitable Remainder Trust
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*                 (a)   [X]
     (See Instructions)                                                (b)   [_]
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
        Number of              7     Sole Voting Power

         Shares                      75,000
                             ---------------------------------------------------
      Beneficially             8     Shared Voting Power

        Owned by                     0
                             ---------------------------------------------------
                               9     Sole Dispositive Power
          Each
                                     75,000
                             ---------------------------------------------------
        Reporting              10    Shared Dispositive Power

       Person With                   0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,367,471* (as a result of the Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") which is filed as Exhibit 1 to this Schedule 13D)
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]* (See Instructions)
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     79.53%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------
*The Reporting Person expressly disclaims beneficial ownership with respect to any shares other than shares owned of record by such Reporting Person. This number contains 64,360,810 shares of Series B Preferred Stock, which shares of Series B Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains 12,380,942 shares of Series C Preferred Stock, which shares of Series C Preferred Stock have not been issued as of the date of this report, but which may be issued by the Issuer upon shareholder approval of such issuance. This number also contains warrants to purchase 10,000,000 shares of the common stock of the Issuer.

                                  INTRODUCTION

         Steven M. Golden, Steven M. Golden Revocable Living Trust dated 3/3/98, Steven M. Golden as Trustee, Steven M. Golden L.L.C., Matthew Moog, Moog Investment Partners LP, Hugh R. Lamle, HLBL Family Partners LP, Hugh and Betsy Lamle Foundation, PPOM Holdings, LP, Richard H. Rogel Revocable Living Trust dated 3/21/90, Tomay Charitable Remainder Trust (all of such parties are, collectively, the "Reporting Persons"), Landmark Communications, Inc., a Virginia corporation, and Landmark Ventures VII, LLC, a Delaware limited liability company, are parties to a Amended and Restated Side Agreement dated August 17, 2001 (the "Side Agreement") by and among the previously mentioned parties, pursuant to which each such party has agreed to vote all of the shares of common stock of coolsavings.com inc. held by such party in accordance with the terms of the Side Agreement. A copy of the Side Agreement is attached hereto as Exhibit 1.

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, the Series B Preferred Stock and the Series C Preferred Stock, which preferred stock has not yet been issued, but which may be issued upon receipt of shareholder approval of such issuance, of the Issuer. "Issuer" means coolsavings.com inc., a Michigan corporation and, upon the effective date of a reincorporation merger (after shareholder approval of such merger), "Issuer" shall mean CoolSavings, Inc., a Delaware corporation. The principal executive offices of the Issuer are 360 North Michigan Avenue, 19th Floor, Chicago, Illinois 60601.

Item 2.  Identity and Background.

         (a)      Steven M. Golden.

         (b) Mr. Golden's address is 360 North Michigan Avenue, 19th Floor, Chicago, Illinois 60601.

         (c) Mr. Golden is an individual who is a member of the Board of Directors of the Issuer.

         (d) During the last five years, Mr. Golden has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Golden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Golden was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                             *           *           *

         (a) Steven M. Golden Revocable Living Trust dated 3/3/98 (the "Trust"), Steven M. Golden as trustee ("Trustee").

         (b) The Trust's address is 360 North Michigan Avenue, 19th floor, Chicago, Illinois, 60601.

         (c) The Trustee is a member of the Board of Directors of the Issuer.

         (d)      Not applicable.

         (e) During the last five years, the Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Trust was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                             *           *           *

         (a)      Steven M. Golden L.L.C. (the "LLC").

         (b) The LLC's address is 360 North Michigan Avenue, 19th floor, Chicago, Illinois, 60601.

         (c) The LLC was formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, the LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                             *           *           *

         (a)      Matthew Moog.

         (b) Mr. Moog's business address is 360 North Michigan Avenue, Chicago, Illinois 60601.

         (c) Mr. Moog is a member of the Board of Directors of the Issuer and the President and Chief Executive Officer of the Issuer.

         (d) During the last five years, Mr. Moog has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Moog has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Moog was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                             *           *           *

         (a)      Moog Investment Partners L.P ("Moog Partners").

         (b) Moog Partners' business address is 360 North Michigan Avenue, Chicago, Illinois 60601.

         (c) Moog Partners was formed invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, Moog Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Moog Partners was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                             *           *           *

         (a)      Hugh R. Lamle.

         (b) Mr. Lamle's address is business address is 1185 Avenue of the Americas New York, NY 10036-2699.

         (c)      Mr. Lamle is a member of the Board of Directors of the Issuer.

         (d) During the last five years, Mr. Lamle has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Lamle has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Lamle was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States.

                             *           *           *

         (a)      HLBL Family Partners LP ( "HLBL Partners").

         (b) HLBL Partners' address is 1185 Avenue of the Americas New York, NY 10036-2699.

         (c) HLBL Partners was formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, HLBL Partners has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which HLBL Partners was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                             *           *           *

         (a)      Hugh and Betsy Lamle Foundation ( the "Foundation").

         (b) The Foundation's address is 1185 Avenue of the Americas New York, NY 10036-2699.

         (c) The Foundation was formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, the Foundation has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Foundation was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                             *           *           *

         (a) PPOM Holdings, LP (the "Rogel LP"); Richard Rogel Revocable Living Trust dated 3/21/90 (the "Rogel Trust"); and Tomay Charitable Remainder Trust (the "Charitable Trust," and with the Rogel LP and Rogel Trust, the "Rogel Entities").

         (b) The Rogel Entities' address is 56 Rose Crown, P.O. Box 1659, Avon, Colorado 81620.

         (c) The Rogel Entities were formed to invest in and hold investment securities.

         (d)      Not applicable.

         (e) During the last five years, the Rogel Entities have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Rogel Entities were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Not applicable.

                             *           *           *

         In addition to the Reporting Persons, Landmark Communications, Inc. and Landmark Ventures VII, LLC (together, the "Landmark Parties") are parties to the Side Agreement. The Landmark Parties are not parties to this Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

         This statement on Schedule 13D relates to the Side Agreement. Reference to, and descriptions of, the Side Agreement contained in this Schedule 13D are qualified in their entirety to reference to the Side Agreement, a copy of which is attached hereto as Exhibit 1.

         Pursuant to the terms of the Side Agreement, following the First Tranche Closing (as defined in the Side Agreement), the Reporting Persons have agreed to vote their shares of the Issuer's capital stock in the following manner:

         (a) to cause the Issuer's board of directors to consist of no less than seven members and no more than thirteen members, as provided in the Issuer's articles of incorporation and bylaws (the "Charter"),
         (b) upon request by a majority of the holders of the Issuer's Series B Preferred Stock, to appoint and elect a certain number of directors to fill seats reserved for designees selected by holders of the Issuer's Series B Preferred Stock, and
         (c) to effect a change in the composition of the Issuer's board of directors as required under the Charter in the event of a "Default" as that term is defined in the Side Agreement, including the removal of a director.

         Pursuant to the terms of the Side Agreement, following the First Tranche Closing (as defined in the Side Agreement), the Landmark Parties have agreed to vote their shares of the Issuer's capital stock for the nomination of a Special Designee, as that term is defined in the Side Agreement, by certain Reporting Persons (each, a "Designated Investor"). The Landmark Parties' obligations to a Designated Investor shall terminate if the Designated Investor fails to nominate a director in a manner as provided in the Side Agreement, if the Designated Investor beneficially owns less than 50% of the shares of capital stock of the Issuer (calculated on an as-exercised and as-converted basis) beneficially owned by such Designated Investor as of a certain date or when the capital stock held by such Designated Investor represents less than 1% of the capital stock of the Issuer. The Landmark Parties have also agreed, until the earlier of (i) two years after the Landmark Parties or any of their affiliates own 51% or more of the Issuer's common stock or (ii) until July 30, 2005, not to initiate or propose a transaction or series of transactions that would result in either (i) the Issuer becoming a privately held company or (ii) the Landmark Parties acquiring more than 20% of the common stock of the Issuer, calculated on a fully diluted basis, except that such restriction shall not apply to the transactions contemplated under the Securities Purchase Agreement dated July 30, 2001, as amended (the "Purchase Agreement") or other documents related thereto.

         The Side Agreement will terminate upon the first to occur of (i) termination of the Purchase Agreement, (ii) the termination of the covenants in
Section 2 and 3 of the Side Agreement, (iii) the date which the Landmark Parties and the Reporting Persons owning a majority of the common stock of the Issuer owned by the Reporting Persons shall have agreed in writing to terminate the Side Agreement or (iv) August 17, 2011. No funds were expended in entering into the Side Agreement.

Item 4.  Purpose of Transaction.

         (a)-(b) In order to induce the Landmark Parties to execute the Purchase Agreement, the Reporting Persons and certain other shareholders of the Issuer's common stock entered into a side agreement dated July 30, 2001 (the "Initial Side Agreement"). The Initial Side Agreement obligated the parties to vote their shares of the Issuer's common stock in furtherance of certain undertakings. That Initial Side Agreement is amended and restated in its entirety by the Side Agreement.

         (c)      Not applicable.

         (d) In accordance with the terms of the Purchase Agreement and the Issuer's articles of incorporation, upon the closing of the Primary Funding (as that term is defined in the Purchase Agreement), the Landmark Parties will have the right to elect a majority of the Issuer's board of directors. Thereafter, the holders of Series B Preferred Stock will have the right to elect that number of directors, rounded up to the next whole number, of the board of directors of the Issuer that is proportionate to the relative ownership percentage of the Issuer's common stock (on an as converted basis) of the holders of Series B Preferred Stock. The holders of Series B Preferred Stock are entitled to leave seats vacant without waiving their rights to designate and elect the number of directors to which they are entitled.

         (e)-(i)  Not applicable.

         (j) Other than as provided in the Side Agreement and the Voting Agreement dated July 30, 2001 among the Reporting Persons, the Landmark Parties and certain other shareholders of the Issuer, as to which all of the Reporting Persons have previously filed Schedules 13D (the "Voting Agreement"), none of the Reporting Persons currently has any plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)--(i) of this Schedule 13D (although each of the Reporting Persons reserves the right to develop such plans).


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Reference is made to Items 3 and 4 of this Schedule 13D and to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of stock of the Issuer that may be beneficially owned by such Reporting Person, and

                  (ii) the percentage of outstanding stock of the Issuer that may be beneficially owned by such Reporting Person in each case as of the date of this filing. Pursuant to Rule 13d-5(b)(1), as a result of the Side Agreement, each Reporting Person may be deemed to be the beneficial owner of 100,033,471 shares of the Issuer's common stock (on an as-exercised and as-converted basis). However, of such shares, 86,741,752 shares have not been issued as of the date of this Schedule 13D and each of the Reporting Persons disclaims beneficial ownership of the other Reporting Persons' shares of the Issuer's stock.

         (c) None of the Reporting Persons has effected any transaction in the Issuer's common stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.  Contracts, Arrangements, Understanding
Or Relationships with Respect to Securities of Issuer.

         Other than the Purchase Agreement (and the agreements contemplated thereby), the Voting Agreement and the Side Agreement, to the knowledge of the Parties, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Mr. Rogel and Mr. Golden and the entities for which they exercise voting control have an agreement with Lend Lease International Pty. Limited whereby Mr. Rogel and Mr. Golden have agreed to vote their shares of the Issuer's common stock in favor of the election of a candidate selected by Lend Lease International Pty. Limited to be nominated to serve on the Issuer's board of directors. This agreement will terminate after the Issuer's 2001 annual meeting of shareholders.


Item 7.  Materials to be Filed as Exhibits.

         The following documents are filed as exhibits:

         (1) Side Agreement dated August 17, 2001, between certain shareholders of coolsavings.com inc. and Landmark Communications, Inc. and Landmark Ventures VII, LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that information set forth in this statement is true, complete and correct.


Dated: August 25, 2001

                                        STEVEN M. GOLDEN

                                                 /s/ Steven M. Golden
                                           -------------------------------------

                                        STEVEN M. GOLDEN L.L.C.

                                        By:      /s/ Steven M. Golden
                                           -------------------------------------
                                                 Name: Steven M. Golden
                                                 Title: Member


                                        STEVEN M. GOLDEN REVOCABLE LIVING TRUST
                                        DATED 3/3/98

                                        By:      /s/ Steven M. Golden
                                           -------------------------------------
                                                 Name: Steven M. Golden
                                                 Title: Trustee

                                        MATTHEW MOOG

                                                 /s/ Matthew Moog
                                           -------------------------------------



                                        MOOG INVESTMENT PARTNERS LP


                                        By:      /s/ Matthew Moog
                                           -------------------------------------
                                                 Name: Matthew Moog
                                                 Title: General Partner

                                        HUGH R. LAMLE

                                                 /s/ Hugh R. Lamle
                                           -------------------------------------

                                        HLBL FAMILY PARTNERS LP

                                        By:      /s/ Hugh R. Lamle
                                           -------------------------------------
                                                 Name: Hugh R. Lamle
                                                 Title: Managing General Partner

                                        HUGH AND BETSY LAMLE FOUNDATION

                                        By:      /s/ Hugh R. Lamle
                                           -------------------------------------
                                                 Name: Hugh R. Lamle
                                                 Title: President

                                        PPOM HOLDINGS LP

                                        By:      /s/ Richard Rogel
                                           -------------------------------------
                                                 Name:  Richard Rogel
                                                 Title:  Member, PPOM, GP Inc.
                                                         General Partner

                                        RICHARD H. ROGEL REVOCABLE LIVING
                                        TRUST DATED 3/21/90

                                        By:      /s/ Richard Rogel
                                           -------------------------------------
                                                 Name:  Richard Rogel
                                                 Title:  Trustee

                                        TOMAY CHARITABLE REMAINDER TRUST


                                        By:      /s/ Richard Rogel
                                           -------------------------------------
                                                 Name:  Richard Rogel
                                                 Title:  Trustee